HEI Exhibit 11

Hawaiian Electric Industries, Inc.
COMPUTATION OF EARNINGS PER SHARE
OF COMMON STOCK
Years ended December 31, 2017, 2016, 2015, 2014 and 2013

(in thousands, except per share amounts)	2017	2016	2015	2014	2013
Net income for common stock	$165,297	$248,256	$159,877	$168,129	$161,709
Weighted-average number of common shares outstanding	108,749	108,102	106,418	101,968	98,968
Adjusted weighted-average number of common shares outstanding	108,933	108,309	106,721	102,937	99,623
Basic earnings per common share	$1.52	$2.30	$1.50	$1.65	$1.63
Diluted earnings per common share	$1.52	$2.29	$1.50	$1.63	$1.62